January 27, 2005

Via Facsimile (212) 848-7179 and U.S. Mail

Carol Liao, Esq.
Shearman & Sterling
599 Lexington Avenue
New York, NY 10022

Re:	Education Lending Group, Inc.
	Schedule TO-T filed January 14, 2005
	By CIT ELG and CIT Group, Inc.
      File No. 5-78537

Dear Ms. Liao:

      We have reviewed the above-referenced filing and have the following comments.

Section 2. Acceptance for Payment and Payment of Shares, page 5

1. We note that you intend to comply with Rule 14e-1(c) and have reserved the right to delay payment for shares in order to comply with applicable law. Please revise the disclosure to clarify that all conditions to the offer, other than those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration, and that a delay in payment for shares "to comply in whole or in apart with applicable laws" would not necessarily be consistent with Rule 14e-1(c).

2. We note that you reserve the right to transfer or assign the right to purchase any shares tendered to your affiliates. Please confirm your understanding that any affiliates to whom you transfer or assign purchase rights will be required to appear as bidders on and sign the Schedule TO.

3. Revise the cover page of the Schedule TO to remove the implication the offer is being made by a single bidder.

Section 3. Procedures for Accepting the offer and Tendering
Shares, page 6

Determination of Validity, page 7

4. Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender, you will waive that condition for all other tenders as well. Please carefully review the document and make corresponding revisions elsewhere as appropriate.

Section 5. Certain U.S. Federal Income Tax Consequences, page 9

5. You are required to disclose all material federal income tax consequences of your transaction. Rather than refer to "certain" tax consequences in your heading and the disclosure that follows, please refer to "material" tax consequences. See Item 1004(a)(1)(xii).

6. Please eliminate the statement in the first paragraph that the discussion is a "summary." We believe this statement might suggest that unit holders may not rely on the description of material tax consequences included in the offering document.

Section 7. Certain Information Concerning the Company, page 10

7. We note the projections were based on "numerous assumptions."
Please disclose all material assumptions underlying the projections. If you do not believe additional disclosure is required, explain to us the basis for that belief.

8. While the staff does not object to the inclusion of qualifying language with respect to the projections, it remains inappropriate for the Parent and Purchaser to disclaim any responsibility for their accuracy and completeness. Please revise.

Section 14. Certain Conditions of the Offer, page 25

9. We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer.
Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

10. In the last sentence of this section, we note the offerors have reserved the right to assert the occurrence of any of the conditions to the offer "at any time from time to time." Defining the conditions as "an ongoing right that may be asserted at any time from time to time" suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer. Please revise the disclosure to make clear that all conditions, other that those involving receipt of necessary government approvals, will be satisfied or waived on or before expiration of the offer.

Closing Comments

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from parent and purchaser acknowledging that:

* parent and purchaser are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* parent and purchaser may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

      						Sincerely,



							Michael Pressman
							Office of Mergers
							and Acquisitions